

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 7, 2021

Peter J. Gordon
Director
AB Commercial Real Estate Private Debt Fund, LLC
1345 Avenue of the Americas
New York, NY 10105

> **Re: AB Commercial Real Estate Private Debt Fund, LLC**
> **Registration Statement on Form 10-12G**
> **Filed August 2, 2021**
> **File No. 000-56320**

Dear Mr. Gordon:

Our initial review of your registration statement indicates that it fails in numerous material respects to comply with the requirements of the Securities Exchange Act of 1934, the rules and regulations thereunder and the requirements of the form. More specifically, the filing does not include the financial statements required by Item 13 of Form 10.

This registration statement will become effective on October 1, 2021. If the registration statement were to become effective in its present form, we would be required to consider what recommendation, if any, we should make to the Commission. We suggest that you consider filing a substantive amendment correcting the deficiencies or a request for withdrawal of the registration statement before it becomes effective.

Please contact Ronald (Ron) E. Alper at 202-551-3329 or Jonathan Burr at 202-551-5833 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Michael Darby